SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

                          EMBRATEL PARTICIPAÇÕES S.A.

                         CNPJ/MF No. 02.558.124/0001-12
                                NIRE 3330026237-7

                   MINUTES OF THE BOARD OF DIRECTORS' MEETING

DATE,  TIME AND  PLACE:  December  19,  2002,  at 2:30  p.m.,  at the  Company's
headquarters, at Rua Regente Feijó, No. 166/1687-B,  Downtown, City and State of
Rio de Janeiro.

PRESENCE: Majority of Directors

AGENDA AND DELIBERATIONS: Resignation of CEO and election of his substitute. Mr.
DILIO SERGIO PENEDO asked to resign the position he held as the  Company's  CEO.
His resignation  request was accepted and confirmed,  and he was thanked for his dedication  to the  position he now resigns.  Next,  the  Directors  unanimously elected Mr. JORGE LUIS RODRIGUEZ, North-American,  married, executive, bearer of identity card No. 056.082.387-88,  resident and domiciled in this City and State of Rio de Janeiro,  at Av. Presidente Vargas, No. 1012, 15th floor, to take over the position of CEO of Embratel Participações S.A.

The CEO now elected will take office within the legal term,  and shall remain in his function  until the General  Meeting to be held in 2004,  presenting on this date the Statement of Non-Impediment for the purposes of article 147, §§ 1 and 2 of Act 6.404/76.  Since there was no other business to be treated, these minutes were  transcribed  and signed by the  Directors  present at the meeting.  Rio de
Janeiro, December 19, 2002. Signatures:  Daniel Eldon Crawford - Chairman; Edson
Soffiatti;  Antonio Carlos Tettamanzy;  Joaquim de Sousa Correia;  Pedro Antonio
Batista Martins - General Secretary.

I hereby  certify  that this is a true copy of the  minutes  transcribed  in the suitable book.

                         _______________________________
                          Pedro Antonio Batista Martins
                                    Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.